GENERAL CONTRACT FOR SERVICE AGREEMENT

This Contract for Services is made effective as of May 7, 2010, by and between Geo JS Tech Group, USA of 6360 Corporation Drive, Houston Texas 77036, and Geo Tech S.A. DE CV, Mexico, of Blvd Teniente Azueta No. 130 Int.222 Col. Recinto Protuario, Ensenada, B.C. Mexico CP 22800.

1. DESCRIPTION OF SERVICES. Beginning on May 7, 2010, Geo Tech S.A. DE CV, Mexico will provide toGeo JS Tech, USA the following services (collectively, the "Services"):

Logistic and Port requirement
Office Support Staff
Office Rental
Legal and Accounting Service
Compliance with Mexico Government rule and regulations

2. PAYMENT. Payment shall be made up to $7,500.00 per month upon invoice and receipt remit to Geo JS Tech Group at 6360 Corporation Drive, Houston Texas 77036, upon completion of the services described in this Contract.

In addition to any other right or remedy provided by law, if Geo JS Tech Group, USA fails to pay for the Services when due, Geo Tech S.A. DE CV, Mexico has the option to treat such failure to pay as a material breach of this Contract, and may cancel this Contract and/or seek legal remedies.

3. TERM. This Contract will terminate automatically upon completion by May 7, 2015 of the Services required by this Contract. An email notice by one party will suffice.

4. CONFIDENTIALITY. Geo Tech S.A. DE CV, Mexico, and its employees, agents, or representatives will not at any time or in any manner, either directly or indirectly, use for the personal benefit of Geo JS Tech Group, USA, or divulge, disclose, or communicate in any manner, any information that is proprietary to Geo JS Tech Group, USA and its employees, agents, and representatives will protect such information and treat it as strictly confidential. This provision will continue to be effective after the termination of this Contract. Any oral or written waiver by Geo JS Tech Group, USA of these confidentiality obligations which allows Geo Tech S.A. DE CV, Mexico to disclose Geo JS Tech Group, USA 's confidential information to a third party will be limited to a single occurrence tied to the specific information disclosed to the specific third party, and the confidentiality clause will continue to be in effect for all other occurrences.

1

5. INDEMNIFICATION. Geo Tech S.A. DE CV, Mexico agrees to indemnify and hold Geo JS Tech Group, USA harmless from all claims, losses, expenses, fees including attorney fees, costs, and judgments that may be asserted against Geo JS Tech Group, USA that result from the acts or omissions of Geo Tech S.A. DE CV, Mexico, and/or Geo Tech S.A. DE CV, Mexico's employees, agents, or representatives.

6. WARRANTY. Geo Tech S.A. DE CV, Mexico shall provide its services and meet its obligations under this Contract in a timely and workmanlike manner, using knowledge and recommendations for performing the services which meet generally acceptable standards in Mexico Government's community and region, and will provide a standard of care equal to, or superior to, care used by service providers similar to service company on similar projects.

7. DEFAULT. The occurrence of any of the following shall constitute a material default under this Contract:

   a. The failure to make a required payment when due.

   b. The insolvency or bankruptcy of either party.

   c. The subjection of any of either party's property to any levy, seizure, general assignment for the benefit of creditors, application or sale for or by any creditor or government agency.

   d. The failure to make available or deliver the Services in the time and manner provided for in this Contract.

8. REMEDIES. In addition to any and all other rights a party may have available according to law, if a party defaults by failing to substantially perform any provision, term or condition of this Contract (including without limitation the failure to make a monetary payment when due), the other party may terminate the Contract by providing written notice to the defaulting party. This notice shall describe with sufficient detail the nature of the default. The party receiving such notice shall have ten days from the effective date of such notice to cure the default(s). Unless waived in writing by a party providing notice, the failure to cure the default(s) within such time period shall result in the automatic termination of this Contract.

9. FORCE MAJEURE. If performance of this Contract or any obligation under this Contract is prevented, restricted, or interfered with by causes beyond either party's reasonable control ("Force Majeure"), and if the party unable to carry out its obligations gives the other party prompt written notice of such event, then the obligations of the party invoking this provision shall be suspended to the extent necessary by such event. The term Force Majeure shall include, without limitation, acts of God, fire, explosion, vandalism, storm or other similar occurrence, orders or acts of military or civil authority, or by national emergencies, insurrections, riots, or wars, or strikes, lock-outs, work stoppages. The excused party shall use reasonable efforts under the circumstances to

2

avoid or remove such causes of non-performance and shall proceed to perform with reasonable dispatch whenever such causes are removed or ceased. An act or omission shall be deemed within the reasonable control of a party if committed, omitted, or caused by such party, or its employees, officers, agents, or affiliates.

10. ENTIRE AGREEMENT. This Contract contains the entire agreement of the parties, and there are no other promises or conditions in any other agreement whether oral or written concerning the subject matter of this Contract. This Contract supersedes any prior written or oral agreements between the parties.

11. SEVERABILITY. If any provision of this Contract will be held to be invalid or unenforceable for any reason, the remaining provisions will continue to be valid and enforceable. If a court finds that any provision of this Contract is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision will be deemed to be written, construed, and enforced as so limited.

12. AMENDMENT. This Contract may be modified or amended in writing by mutual agreement between the parties, if the writing is signed by the party obligated under the amendment.

13. GOVERNING LAW. This Contract shall be construed in accordance with the laws of the of California.

14. NOTICE. Any notice or communication required or permitted under this Contract shall be sufficiently given if delivered in person or by certified mail, return receipt requested, to the address set forth in the opening paragraph or to such other address as one party may have furnished to the other in writing.

15. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Contract shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Contract.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first above written. Jimmy Yee, CFO for Geo JS Tech Group, USA, and Geo Tech S.A. DE CV, Mexico for Wai Shing Tsang, effective as of the date first above written.

Service Recipient:
Geo JS Tech Group, USA

By: ______________________
Jimmy Yee,
Title, CFO 5/11/2010

Service Provider:
Geo Tech S.A. DE CV, Mexico

By: ______________________
Wai Shing Tsang
Title, VP 5/11/2010

4